Exhibit (a)(5)(xviii)

Media release

Basel, 6 March 2012

Roche Annual General Meeting 2012

25th consecutive dividend increase

Franz B. Humer, André Hoffmann and Sir John Irving Bell re-elected to the Board of Directors

Roche's Annual General Meeting, held today in Basel, approved all of the Board of Directors' proposals. The 755 shareholders in attendance, representing 87.4% of a total of 160,000,000 bearer shares, approved Roche’s 2011 Annual Report and Financial Statements. They also authorised a 3% dividend increase for 2011, to 6.80 Swiss francs per share and non-voting equity. This raises Roche’s payout ratio to just over 55% and is the company’ 25th dividend increase in as many years.

Shareholders also voted on an advisory basis on Roche’s 2011 Remuneration Report. The report was approved by a 98.5% majority of the votes represented.

Franz B. Humer, André Hoffmann and Sir John Irving Bell were re-elected to the Board of Directors for two years, the term provided by Roche's Articles of Incorporation.

Speaking at the meeting, Roche Chairman Franz B. Humer said: ‘Our strategy of concentrating on pharmaceuticals and diagnostics and our sharp focus on innovation will also be key for our future success. The proposed acquisition of Illumina would strengthen our Diagnostics Division because gene sequencing will be a key technology going forward. Roche and Illumina would benefit from a rapid merger. However, this is an area where we have other options should the transaction fail over price. ’

Commenting on Roche’s performance in 2011, Roche CEO Severin Schwan said: ‘We met our sales and earnings goals for the year and made significant progress in our drug development programmes. Following positive data from 17 of last year’s late-phase trials, we are now even more strongly positioned to launch innovative new products that will deliver growth in the years ahead. Nothing illustrates this better than the innovative cancer medicines Zelboraf and Erivedge, both of which have received accelerated approvals in major markets in recent months.’

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Tel. +41 61 688 88 88
	Switzerland	Roche Group Media Office	Fax +41 61 688 27 75
www.roche.com

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About Roche

Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company with truly differentiated medicines in oncology, virology, inflammation, metabolism and CNS. Roche is also the world leader in in-vitro diagnostics, tissue-based cancer diagnostics and a pioneer in diabetes management. Roche’s personalized healthcare strategy aims at providing medicines and diagnostic tools that enable tangible improvements in the health, quality of life and survival of patients. In 2011, Roche had over 80,000 employees worldwide and invested over 8 billion Swiss francs in R&D. The Group posted sales of 42.5 billion Swiss francs. Genentech, United States, is a wholly owned member of the Roche Group. Roche has a majority stake in Chugai Pharmaceutical, Japan. For more information: www.roche.com.

All trademarks used or mentioned in this release are protected by law.

Additional information:

-	Speech Franz B. Humer: http://www.roche.com/agm12_fbh_e.pdf

-	Speech Severin Schwan: http://www.roche.com/agm12_sas_e.pdf

Roche Group Media Office

Phone: +41-61-688 8888 / e-mail: basel.mediaoffice@roche.com

-	Alexander Klauser (Head)

-	Silvia Dobry

-	Daniel Grotzky

-	Claudia Schmitt

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